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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

June 19, 2017

VIA EDGAR
==========
Ms. Lisa Larkin
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust	(File No. 811-22398)

Dear Ms. Larkin:
We are submitting this letter on behalf of Starboard Investment Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned, in connection with the review conducted by the Staff of the Registrant's amendment to its registration statement on Form N-1A with respect to the Sector Rotation Fund (the "Fund").
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments
1.	Comment. Please add a footnote to the fee table to reflect that fees and expenses have been revised to reflect the addition of a 12b-1 fee.
Response.  The fee table has been revised to incorporate the requested footnote.
2.	Comment. On page 3 of the Principal Investment strategies section, please disclose the extent the Fund will invest in emerging markets and the capitalization of issuers in which the Fund will invest.
Response.  The filing has been revised as requested.

Ms. Lisa Larkin
 Securities and Exchange Commission
June 19, 2017

3.	Comment. In the second paragraph, please clarify the types of ETFs in which the Fund invests and add any necessary corresponding risk disclosure.
Response.  The filing has been revised as requested.
4.	Comment. Please supplementally provide performance calculations for the most recent year.
Response.  The requested information will be provided under separate cover with confidential treatment request.
5.	Comment. Please make the language regarding the Fund's predecessor fund consistent throughout the Prospectus.
Response.  The disclosure has been revised as requested.
6.	Comment. Per Items 9(b)(1) and 9(b)(2), please make the language on page 13 more comprehensive, including information regarding how the adviser forms views on asset allocation.
Response.  The filing has been revised as requested.
7.	Comment. Please add more information regarding the Fund's investments in ETFs, including duplication of fees, trading at a discount, etc.
Response.  The filing has been revised as requested.
8.	Comment. On pages 23 and 24, please describe the anticipated benefits to the Fund that may result from the 12b-1 plan per Item 19(g)(6).
Response.  The filing has been revised as requested.
9.	Comment. Please add disclosure regarding the Fund's 80% policy, as well as the required 60 days' notice to shareholders re any change in such policy.
Response.  The filing has been revised as requested.
10.	Comment. Please confirm that the auditors' consent will be included as an exhibit to the 485(b) filing.
Response.  The Registrant confirms that the consent will be filed.
* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis